Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado 80301

July 30, 2009

By EDGAR and Federal Express

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K filed August 15, 2008
File Number: 001-16633

Array BioPharma Inc. (the “Company,” “Array,” “us,” “our” or “we”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to Mr. R. Michael Carruthers on July 16, 2009 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the Definitive Proxy Statement filed September 23, 2008 for the Company’s 2008 annual meeting of stockholders (the “Proxy Statement”). The Staff’s letter follows the Company’s letters dated May 1, 2009, March 17, 2009 and June 29, 2009, responding to the comments of the Staff set forth in its letters dated April 14, 2009, March 4, 2009, and June 10, 2009, respectively, (the “Prior Comment Letters”) regarding the Form 10-K and the Proxy Statement.

The Company’s response to the Staff’s comment is set forth below and, for ease of reference, we have reproduced your comment followed by the Company’s response. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Proxy Statement or the Form 10-K, as applicable.

Once the Staff has reviewed the response set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

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Definitive Proxy Statement filed September 23, 2008

General

1.             In response to prior comment 1, you provide revised disclosure that states “In determining the bonus awards for fiscal 2008, the Compensation Committee determined that the Company did not achieve the minimum revenue or EPS goals and achieved the stretch year end cash goal . . .. The Compensation Committee also determined that the Company achieved the target discovery research goal, the target development goal and the stretch partnering goal.”  Please confirm that in your proxy statement for 2010 you will disclose, for each goal that was achieved, the specific amount actually achieved in fiscal 2009.  For example, based on your fiscal 2008 goals, the disclosure would include the company’s year end cash, the aggregate number of filed INDs and initiated GLP toxicology studies, the number of clinical achievements and the amount of partnering upfront payments received in fiscal 2008.

Response:

We agree with the Staff’s comment and will disclose in our next proxy statement, for each goal that was achieved, the specific amount actually achieved for the applicable fiscal year.

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Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer

cc:	Robert E. Conway, Chief Executive Officer
Gil J. Van Lunsen, Chair of the Audit Committee
Kyle Lefkoff, Chair of the Compensation Committee
Carin M. Kutcipal, Esq., Hogan & Hartson LLP
Jarold B. Mittleider, KPMG LLP